NEWS RELEASE

Pan American Silver Corp. Announces Consent Solicitations with Respect to Yamana Gold Inc.’s 4.625% Senior Notes Due 2027 and 2.630% Senior Notes Due 2031
Vancouver, B.C. - April 27, 2023 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American") today announced that Yamana Gold Inc. ("Yamana"), a wholly-owned subsidiary of Pan American, has commenced consent solicitations (the "Consent Solicitations") with respect to certain proposed amendments to the indenture, dated as of June 30, 2014 (the "Base Indenture"), as supplemented in relation to Yamana’s 4.625% Notes due 2027 (the "2027 Notes") by the Fourth Supplemental Indenture, dated as of December 4, 2017 (the "2027 Notes Indenture") and the Base Indenture, as supplemented in relation to Yamana’s 2.630% Senior Notes due 2031 (the "2031 Notes" and together with the 2027 Notes, the "Notes") by the Seventh Supplemental Indenture dated as of August 6, 2021 (the "2031 Notes Indenture", and together with the 2027 Notes Indenture, the "Indenture").
The Consent Solicitations are being conducted in connection with the recently completed court-approved statutory plan of arrangement under the Canada Business Corporations Act (the "Arrangement") pursuant to which Pan American acquired all of the issued and outstanding common shares of Yamana. In connection with the Arrangement, the common shares of Yamana were delisted from the New York Stock Exchange, the London Stock Exchange and Toronto Stock Exchange and Pan American has fully and unconditionally guaranteed the Notes.
Upon the terms and subject to the conditions described in the Consent Solicitation Statement, dated April 27, 2023 (as may be amended or supplemented from time to time, the "Consent Solicitation Statement"), Yamana is soliciting consents to amend the reporting covenant of the Indenture to provide that, for so long as the Notes are guaranteed by Pan American or any other entity that directly or indirectly controls Yamana, reports of Pan American or of such other controlling entity may be provided in lieu of reports of Yamana (the "Proposed Amendments"). The Indenture currently requires Yamana to file with the Trustee reports and information that it is required to file with the U.S. Securities and Exchange Commission (the "SEC") pursuant to Sections 13 or 15(d) of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), or otherwise provide annual and quarterly financial information to the Trustee if Yamana is no longer subject to Sections 13 or 15(d) of the Exchange Act.
The Consent Solicitations will expire at 5:00 p.m. New York City time, on May 4, 2023 (such date and time, as the same may be extended by Yamana from time to time, in its sole discretion, the applicable "Expiration Time"). Consents can only be revoked prior to 5:00 p.m. New York City time, on May 4, 2023 (such date and time, as the same may be extended by Yamana from time to time, in its sole discretion, the applicable “Withdrawal Deadline”).
Only holders of record of the 2027 Notes or 2031 Notes, as applicable, as of 5:00 p.m., New York City time on April 26, 2023 (with respect to each series of Notes, the "Record Date"), are eligible to deliver consents to the Proposed Amendments in the Consent Solicitations. Yamana may, in its sole discretion, terminate, extend or amend one or both of the Consent Solicitations at any time as described in the Consent Solicitation Statement. The consummation of each Consent Solicitation is conditioned on, among other things, the satisfaction or waiver of the receipt of the applicable Requisite Consents (as defined below) for the Consent Solicitation of the other series of Notes.
The Proposed Amendments will be effected by a supplemental indenture to the applicable Indenture (each, a "Supplemental Indenture"). The Supplemental Indenture will be effective immediately upon execution, which is expected to occur promptly after the Requisite Consents (as defined below) are obtained, but the applicable Proposed Amendment will not become operative (the “Effective Date”) until payment of the Consent Fee (as defined below).
In order for the Supplemental Indentures to be executed, Yamana must receive valid consents in respect of (i) at least a majority in the principal amount outstanding of the 2027 Notes (the "2027 Notes Requisite Consents") and (ii) at least a majority in the principal amount outstanding of the 2031 Notes (together with the 2027 Notes Requisite Consents, the "Requisite Consents"). Holders who do not deliver their consents prior to the applicable Expiration Time will be bound by the applicable Proposed Amendments if the applicable Supplemental Indenture becomes operative as described above. Regardless of the outcome of the Consent Solicitations, the Notes will continue to be outstanding and will continue to bear interest as provided in the applicable Indenture.

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If the Requisite Consents are obtained and subject to the other terms and conditions in the Consent Solicitation Statement, Yamana will make a cash payment of $1.50 per $1,000 principal amount of Notes, to each holder as of the Record Date who has validly delivered its consent to the applicable Proposed Amendments at or prior to the Expiration Time and who has not validly revoked its consent before the applicable Withdrawal Deadline.
This press release is for informational purposes only and the Consent Solicitations are being made solely on the terms and subject to the conditions set forth in the Consent Solicitation Statement. Further, this press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities. The Consent Solicitation Statement does not constitute a solicitation of consents in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable federal securities or blue sky laws.
Copies of the Consent Solicitation Statement may be obtained from D.F. King & Co., Inc., the Information and Tabulation Agent, at (212) 269-5550 (banks and brokers), (800) 714-3310 (all others, toll free), or email at yamana@dfking.com. Holders of the Notes are urged to review the Consent Solicitation Statement for the detailed terms of the Consent Solicitations and the procedures for consenting to the Proposed Amendments. Any persons with questions regarding the Consent Solicitations should contact the Solicitation Agent, RBC Capital Markets, LLC, at (212) 618-7843, (877) 381-2099 (toll free) or email at liability.management@rbccm.com.
About Yamana Gold Inc. and Pan American Silver Corp.
Yamana was a leading Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Effective March 31, 2023, Yamana, Pan American and Agnico Eagle Mines Limited completed the Arrangement pursuant to which, following the acquisition of Yamana’s Canadian assets by Agnico Eagle Mines Limited, Pan American acquired all of the issued and outstanding common shares of Yamana and Yamana became a wholly-owned subsidiary of Pan American.
Pan American is principally engaged in the operation and development of, and exploration for, silver and gold producing properties and assets. Pan American’s principal products are silver and gold, although it also produces and sells zinc, lead, and copper. As at December 31, 2022, Pan American operated mines and developed mining projects in Mexico, Peru, Canada, Argentina and Bolivia, and had control over non-producing silver assets in each of those jurisdictions, in addition to Guatemala and the United States. With the completion of the Tahoe Acquisition in February 2019, Pan American acquired four operating mines in Peru and Canada, as well as the Escobal mining property and facilities in Guatemala.
The completion of the Arrangement resulted in a transformational growth in scale for Pan American, adding Yamana’s four producing mines from Latin America – the Jacobina mining complex in Brazil, the El Peñón and Minera Florida mines in Chile, and the Cerro Moro mine in Argentina – plus two development projects in Argentina, to Pan American’s existing portfolio of eight producing mines and other non-operating and development projects in the Americas. Pan American has been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. Pan American is headquartered in Vancouver, B.C. and its shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “PAAS”. Learn more at panamericansilver.com.
For more information about Pan American contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Statement Regarding Forward-Looking Statements
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking

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statements or information. Forward-looking statements or information in this news release relate to, among other things, whether the Holders will provide their consents to the Consent Solicitations, the timing of the Expiration Time and Withdrawal Deadline, the Expiration Date and the Effective Date, and the amendments to the Supplemental Indenture contemplated in the Proposed Amendments.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are those factors identified under the heading “Risk Factors” in Yamana’s and Pan American’s filings with the SEC and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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